Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  TCF Financial Corporation
Registration No.:  333-252517
Date:  February 10, 2021

FOR IMMEDIATE RELEASE
February 10, 2021

Media:  Matt Samson (matt.b.samson@huntington.com), 312.263.0203
Analysts:  Mark Muth (mark.muth@huntington.com), 614.480.4720

HUNTINGTON BANCSHARES INCORPORATED ANNOUNCES ADDITIONS TO THE EXECUTIVE LEADERSHIP TEAM STRUCTURE FOR COMBINED COMPANY FOLLOWING TCF MERGER

TCF National Bank CEO Tom Shafer and President Mike Jones to join Huntington executive leadership team along with Donald Dennis, Huntington’s Chief Diversity Equity & Inclusion Officer

COLUMBUS, Ohio – Huntington Bancshares Incorporated (Nasdaq: HBAN; www.huntington.com) today announced that Tom Shafer, CEO of TCF National Bank, will join Huntington’s Executive Leadership Team as co-President of Commercial Banking following the completion of Huntington’s merger with TCF, which is expected to occur late in the second quarter, subject to the satisfaction of customary closing conditions.

Shafer, who has enjoyed a stellar career in banking, will lead Huntington’s Middle Market, Commercial Real Estate and Regional Government Banking Teams. He will partner with Scott Kleinman, co-President of Commercial Banking, a long-time veteran and respected leader within the company, who will continue to lead a variety of Commercial businesses organized around Huntington’s Specialty Commercial Groups, Treasury Management, Capital Markets and Equipment Finance teams.

Mike Jones, President & COO of TCF Bank, also will join Huntington’s Executive Leadership Team as Senior Executive Vice President. Jones will be Huntington’s senior executive and community leader in Minnesota and Colorado as Chair for Minnesota and Colorado. He will be responsible for the strategic growth and expansion of Huntington in these critical markets, as well as for deepening Huntington’s commitment to invest in local communities.

“Tom and Mike are exceptional leaders with impressive track records of successful growth throughout their careers, and I’m looking forward to having them join our Executive Leadership Team,” said Steve Steinour, chairman, president, and CEO. “Tom’s extensive experience and success in growing banks will add another level of expertise for Huntington as we look to continue building our Commercial Bank. And Mike will be instrumental in building and growing our various business lines and important middle market revenue channels in Minnesota and Colorado. Under their leadership, we will execute our plans for expansion in these important markets.”

“This is an exciting time as Huntington and TCF come together to become an even stronger bank better able to serve more people and businesses throughout our communities,” Shafer said. “I’m looking forward to joining Huntington’s Executive Leadership Team and playing a significant role in further developing the bank’s commercial business while establishing a new, dual headquarters in my hometown of Detroit.”

“Both Huntington and TCF are known for and take great pride in developing customer relationships. And we are deeply committed to giving back to our communities,” Jones said. “I’m eager to build out our teams and invest in these important markets.”

Huntington also announced today the appointment of Donald Dennis, Chief Diversity, Equity & Inclusion Officer and Executive Vice President, Learning & Development, to its Executive Leadership Team, effective immediately. Since joining Huntington three years ago, Dennis has brought to life a growth mindset for Huntington colleagues while reinventing its digital learning platform. Under his leadership, Huntington created its Exact Track “pre-imbursement” program providing colleagues an affordable opportunity to attain higher education.

“Donald’s leadership, broad set of skills, experiences, and passion position us well to build out our Diversity, Equity and Inclusion efforts,” Steinour said. “Our continued focus on Welcome, meaning ‘Welcome to All,’ is imperative and will continue to guide the combined company. Donald’s vision and commitment have helped shape our plans and actions around diversity and inclusion. He also has been the lead executive and architect in building out our learning and development offerings in a digital environment. I look forward to Donald’s continued thought leadership and expertise at the highest level of our organization. Donald will be a great addition to our Executive Leadership Team.”

“I’m proud to work at Huntington and with colleagues from all backgrounds who firmly believe in and live our purpose to look out for people every day,” Dennis said. “Huntington has a strong diversity and inclusion foundation, and I look forward to continuing to build our culture and strengthen our workforce.”

About Huntington
Huntington Bancshares Incorporated is a regional bank holding company headquartered in Columbus, Ohio, with $123 billion of assets and a network of 839 branches, including 11 Private Client Group offices, and 1,322 ATMs across seven Midwestern states.  Founded in 1866, The Huntington National Bank and its affiliates provide consumer, small business, commercial, treasury management, wealth management, brokerage, trust, and insurance services.  Huntington also provides vehicle finance, equipment finance, national settlement, and capital market services that extend beyond its core states.  Visit huntington.com for more information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, on January 28, 2021, Huntington filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, and Huntington and TCF may file other relevant documents concerning the proposed transaction. The registration statement has not yet become effective. After the registration statement is effective, a definitive joint proxy statement/prospectus will be sent to TCF’s shareholders and Huntington’s shareholders seeking their approval of the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-180.

PARTICIPANTS IN THE SOLICITATION

Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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